Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

PROGEN BOARD RESTRUCTURE - SUMMARY OF DIRECTOR CREDENTIALS

Brisbane, Australia 1 July 2009: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced a board restructure, including the appointment of a new Chairman, to strengthen the company and drive the development of its anti-cancer products.

Please find below a brief background of each new appointee to the Progen Board.

Mr Stuart James

Chairman

Mr James has more than 30 years experience across the health care, financial services and logistics industries. He has broad-based business experience in executive roles, including Managing Director of Colonial State Bank and most recently as Managing Director and Chief Executive Officer of Mayne Group Limited, where he was responsible for the transformation of the Group into Symbion Health Limited and Mayne Pharma Limited. Mr James is currently Chairman of Pulse Health Limited, Prime Financial Group Limited, and the Belnave Capital Group and he is on the Board of Directors of Wolters Kluwer NV, the international publisher based in The Netherlands. He has previously held board positions with Coneco Limited (Chairman), Mayne Group Limited, FH Faulding and CO Pty Ltd and The Smith Family.

Dr Julie Cherrington

Non-Executive Director

Dr Cherrington has 30 years experience across the biotechnology and pharmaceutical industries. She has extensive experience in clinical development and commercialisation programs in the biotechnology industry, encompassing research and development, corporate financing and general management. Dr Cherrington was until recently Non-Executive Director of ChemGenex Pharmaceuticals, and has held senior executive roles at a number of US-based companies including Phenomix Corporation (currently President), Sugen, Inc. and Gilead Sciences, Inc.

Dr John Chiplin

Non-Executive Director

Dr Chiplin has 25 years experience across the life science and technology industries. He is experienced in both the operational and investment aspects of the drug development process, from research through to development and commercialisation. Dr Chiplin has international board level experience with companies such as Arana Therapeutics (Aus), Cognia (US), Domantis (US) and BT Ignite (UK). He is currently a Non-Executive Director of Science Media Inc. and is Managing Director of Newstar Ventures.

Dr Gordon Schooley

Non-Executive Director

Dr Schooley has more than 35 years experience in the biotechnology and pharmaceutical industries, with a strong focus on research and regulatory approvals. He has held senior executive roles with a number of companies including Pacira Pharmaceuticals, Skyepharma PLC, Ista Pharmaceutical Inc and Alliance Pharmaceuticals Corp. Dr Schooley has acted on the board of Topigen Pharmaceuticals Inc and Astralis Limited and currently consults to companies regarding pre-clinical and clinical development and regulatory approval processes.

ENDS

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:	T Justus Homburg	Paul Dixon
	Chief Executive Officer	Company Secretary
	+61 7 3842 3333	+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.